Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated April 27, 2012

Preliminary Prospectus Supplement dated June 12, 2012

Registration Statement File No. 333-167771

UNITED TECHNOLOGIES CORPORATION

20,000,000 Equity Units

(Initially Consisting of 20,000,000 Corporate Units)

(the “Equity Units Offering”)

Pricing Term Sheet dated

June 12, 2012

The information in this pricing term sheet relates to the Equity Units Offering and should be read together with the preliminary prospectus supplement dated June 12, 2012 relating to the Equity Units Offering, including the documents incorporated by reference therein and the related base prospectus dated April 27, 2012, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement No. 333-167771). Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Company:	United Technologies Corporation

Company Stock Ticker:	New York Stock Exchange “UTX”

Trade Date:	June 13, 2012

Closing Price on June 12, 2012:	$74.35

Settlement Date:	June 18, 2012 (T+3)

Registration Format:	SEC Registered

Title of Securities:	Equity Units (initially consisting of Corporate Units) which consist of a purchase contract issued by the Company and, initially, a l/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of notes issued by the Company

Notes Offered:	$1,000,000,000 (or a total of $1,100,000,000 if the underwriters exercise their option to purchase up to 2,000,000 additional Corporate Units in full, solely to cover over-allotments) aggregate principal amount of 1.55% Junior Subordinated Notes due 2022 (the “Notes”)

Number of Equity Units Offered:	20,000,000 (or a total of 22,000,000 if the underwriters exercise their option to purchase up to 2,000,000 additional Corporate Units in full, solely to cover over-allotments)

Aggregate Offering Amount:	$1,000,000,000 (or a total of $1,100,000,000 if the underwriters exercise their option to purchase up to 2,000,000 additional Corporate Units in full, solely to cover over-allotments)

Stated Amount per Equity Unit:	$50.00

Public Offering Price:	$50.00 per Equity Unit / approximately $1,000,000,000 total (excluding the underwriters’ option to purchase up to 2,000,000 additional Corporate Units, solely to cover over-allotments)

Underwriting Discounts and Commissions:	$25,000,000 (excluding the underwriters’ over-allotment option to purchase up to 2,000,000 additional Equity Units)

Interest Rate on the Notes:	1.55% (or $15.50 per year per $1,000 principal amount of Note) subject to the Company’s right to defer interest payments, as described in the preliminary prospectus supplement and subject to modification in connection with a successful remarketing

Deferred Interest on the Notes:	Deferred interest on the Notes will bear interest at the interest rate applicable to the Notes, compounded on each interest payment date, to, but excluding, the interest payment date on which such deferred interest is paid.

Contract Adjustment Payment Rate:	5.95% per year of the Stated Amount per Equity Unit ($2.975 per year of the Stated Amount per Equity Unit), subject to the Company’s right to defer contract adjustment payments, as described in the preliminary prospectus supplement

Deferred Contract Adjustment Payments:	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate of 7.50% per year, compounded on each contract adjustment payment date, to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid.

Total Distribution Rate on the Corporate Units:	7.50%

Reference Price:	$74.35

Threshold Appreciation Price:	Approximately $98.51 (represents appreciation of approximately 32.50% over the Reference Price)

Minimum Settlement Rate:	0.5075 shares of the Company’s common stock (subject to adjustment), which is approximately equal to the $50.00 Stated Amount per Equity Unit divided by the Threshold Appreciation Price

Maximum Settlement Rate:	0.6725 shares of the Company’s common stock (subject to adjustment), which is approximately equal to the $50.00 Stated Amount per Equity Unit divided by the Reference Price

Purchase Contract Settlement Date:	August 1, 2015 (or if such day is not a business day, the following business day)

Note Maturity Date:	August 1, 2022 (which may be modified in connection with a successful remarketing)

Estimated Net Proceeds to the Company from the Equity Units Offering:	The net proceeds from the sale of Equity Units in the Equity Units Offering will be approximately $975,000,000 (or approximately $1,072,500,000 if the underwriters exercise their option to purchase up to 2,000,000 additional Equity Units in full, solely to cover over-allotments), after deducting the underwriting discounts and commissions and before estimated offering expenses payable by the Company.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc.

Note Interest Payment Dates and Contract Adjustment Payment Dates:	February 1, May 1, August 1 and November 1 of each year, beginning November 1, 2012 (subject to adjustment of notes interest payment dates in connection with a successful remarketing and to the Company’s right to defer interest payments and contract adjustment payments as described in the preliminary prospectus supplement)

Listing:	The Company has applied to list the Corporate Units on the New York Stock Exchange under the symbol “UTX PR A”. The Company expects trading of the Corporate Units on the New York Stock Exchange to begin within 30 days after the date of initial issuance of the Corporate Units.

CUSIP for the Corporate Units:	913017 117

ISIN for the Corporate Units:	US9130171179

CUSIP for the Treasury Units:	913017 125

ISIN for the Treasury Units:	US9130171252

CUSIP for the Notes:	913017 BZ1

ISIN for the Notes:	US913017BZ11

Allocation of the Purchase Price:	At the time of issuance, the fair market value of the applicable ownership interest in the notes will be $50 (or 100% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement:	Subject to certain conditions described under “Description of the Purchase Contracts— Early Settlement” in the preliminary prospectus supplement, a holder of Corporate Units or Treasury Units may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the preliminary prospectus supplement) in the case of Corporate Units. Such early settlement may only be made in integral multiples of 20 purchase contracts. If the Treasury portfolio has replaced the Notes as a component of the Corporate Units, holders of Corporate Units may settle early only in integral multiples of 160,000 Corporate Units prior to 4:00 p.m. If a purchase contract is settled early, the number of shares of common stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment as described in the preliminary prospectus supplement).

Early Settlement Upon a Fundamental Change:	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” following a “fundamental change” (as defined in the preliminary prospectus supplement) that occurs prior to the purchase contract settlement date, each holder of a purchase contract will have the right to accelerate and settle such purchase contract early on the “fundamental change early settlement date” (as defined in the preliminary prospectus supplement) at the settlement rate determined as if the applicable market value equaled the “stock price” (as defined in the preliminary prospectus supplement), plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). We refer to this right as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” in the fundamental change:

	Stock Price on Effective Date
Effective Date	$25.00	$50.00	$70.00	$74.35	$85.00	$98.51	$110.00	$130.00	$150.00	$200.00	$250.00	$300.00
June 18, 2012	0.2171	0.0855	0.0136	0.0000	0.0549	0.1066	0.0886	0.0680	0.0562	0.0427	0.0367	0.0331
August 1, 2013	0.1734	0.0731	0.0058	0.0000	0.0427	0.0908	0.0715	0.0514	0.0415	0.0316	0.0271	0.0242
August 1, 2014	0.0874	0.0398	0.0000	0.0000	0.0198	0.0613	0.0410	0.0252	0.0201	0.0159	0.0137	0.0123
August 1, 2015	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•        if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•        if the stock price is in excess of $300.00 per share (subject to adjustment in the same manner as the stock prices) then the make-whole share amount will be zero; and

•        if the stock price is less than $25.00 per share (subject to adjustment in the same manner as the stock prices) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two dates on the table.

Unless the Treasury portfolio has replaced the notes as a component of the Corporate Units, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the notes as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 160,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

The issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates (File No. 333-167771). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-866-803-9204; or BofA Merrill Lynch at 1-866-500-5408; or Citigroup Global Markets Inc. at 1-800-831-9146; or Goldman, Sachs & Co. at 1-866-471-2526; or HSBC Securities (USA) Inc. at 1-866-811-8049.

This communication should be read in conjunction with the preliminary prospectus supplement dated June 12, 2012 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.